Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ecolab Inc.

SEC File No.: 001-09328

File No. for Registration Statements on Forms S-4 and S-1 filed by

ChampionX Holding Inc.: 333-236380

News Release

Ecolab Inc.

1 Ecolab Place

St. Paul, MN  55102

www.ecolab.com

ECOLAB ANNOUNCES PRELIMINARY RESULTS OF SPLIT-OFF EXCHANGE OFFER;

INTENDS TO ACCEPT TENDERED SHARES AND EXPECTS CLOSING OF THE APERGY TRANSACTION TODAY

ST. PAUL, Minn., June 3, 2020 – Ecolab Inc. (“Ecolab”) announced today the preliminary results of its split-off exchange offer for Ecolab common stock in connection with the previously announced separation of its Upstream Energy business (the “ChampionX Business”) and merger of ChampionX Holding Inc. (“ChampionX”), an Ecolab subsidiary formed to hold the ChampionX Business, with a subsidiary of Apergy Corporation (“Apergy”). Ecolab intends to accept shares of Ecolab common stock validly tendered in the exchange offer, subject to proration, and expects the closing of the merger to occur thereafter later today.

In the exchange offer, Ecolab stockholders had the option to exchange some, none or all of their shares of Ecolab common stock for shares of ChampionX common stock, subject to proration and with an exchange ratio of 24.6667 shares of ChampionX common stock for each share of Ecolab common stock tendered and accepted for exchange. In the merger, each share of ChampionX common stock will be converted into the right to receive one share of Apergy common stock (with cash in lieu of fractional shares).

Exchange Offer Preliminary Results

Pursuant to the exchange offer, which expired at 12:01 a.m., New York City time, on June 3, 2020, and based on a preliminary count by the exchange offer agent, a total of approximately 98,051,658 shares of Ecolab common stock were validly tendered and not properly withdrawn prior to the expiration of the exchange offer, including 50,418,867 shares tendered pursuant to guaranteed delivery procedures. Ecolab will exchange a total of approximately 4,955,800 shares of Ecolab common stock in the exchange offer.

Based on the total number of shares of Ecolab common stock reported to be tendered and not properly withdrawn prior to the expiration of the exchange offer, including shares tendered pursuant to guaranteed delivery procedures, the exchange offer was oversubscribed by approximately 93,095,858 shares, resulting in a preliminary proration factor of approximately 4.67 percent.

Ecolab will not be able to determine the final proration factor until the end of the exchange offer’s guaranteed delivery period at 5:00 p.m., New York City time, on June 4, 2020. Ecolab will publicly announce the final proration factor, which may be different from today’s preliminary estimate, after it has been determined.

For more information about the exchange offer, please visit championxexchangeoffer.com or contact the information agent, Georgeson, at 866-857-2624 (toll-free in the United States) and 781-575-2137 (outside of the United States).

About Ecolab

A trusted partner at nearly three million commercial customer locations, Ecolab (ECL) is the global leader in driving business performance while protecting people and vital resources. Ecolab delivers comprehensive solutions, data-driven insights and on-site service to advance food safety, protect public health, optimize water and energy use, and improve operational efficiencies for customers in the food, healthcare, energy, hospitality and industrial markets in more than 170 countries around the world.

www.ecolab.com.

Follow us on Twitter @ecolab, Facebook at facebook.com/ecolab, LinkedIn at Ecolab or Instagram at Ecolab Inc.

Cautionary Notes on Forward-Looking Statements

This release includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in the combined company achieving revenue and cost synergies; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) the effects of external events on the economy including COVID-19 or other pandemics; (12) evolving legal, regulatory and tax regimes; (13) changes in general economic and/or industry specific conditions (including actions taken by OPEC); (14) actions by third parties, including government agencies; (15) Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A – Controls and Procedures, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and (16) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of the applicable communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX has filed a registration statement on Form S-4/S-1 containing a prospectus, declared effective April 30, 2020, Apergy has filed a registration statement on Form S-4 containing a prospectus, declared effective April 30, 2020 (together, the “registration statements”), and a definitive proxy statement on Schedule 14A and Ecolab has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy Corporation, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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(ECL-C)

Contacts:

Investors:

Michael Monahan

+1 651 250 2809

Andrew Hedberg

+1 651 250 2185

Media:

Roman Blahoski

+1 651 250 4385

roman.blahoski@ecolab.com

June 3, 2020